SECURITIES AND EXCHANGE COMMISSION

13025364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30116

SEC MAIL PROCESSING SECTION RECEIVED AUG 20 2013 WASH, D.C. 193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Avenue
(No. and Street)

Middleton (City) WI (State) 53562-3417 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins, President 608-836-3229 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 20 2013 REGISTRATIONS BRANCH 16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Anton, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed Before Me on Aug. 15, 2013
in Dane County / WI
My Commission expires May 8, 2016

Louise P. Googins
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOOGINS & ANTON, INC.

ANNUAL AUDITED REPORT
For the Years Ended
June 30, 2013 and 2012

INDEX

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of Googins & Anton, Inc. as of June 30, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Middleton, Wisconsin
August 14, 2013

GOOGINS & ANTON, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30, 2013 and 2012

ASSETS	2013	2012
CURRENT:		
Cash and cash equivalents	$ 725 420	$ 815 089
Receivables:		
Commissions receivable	-	579
Due from affiliates	207	-
Marketable securities	9 837	6 801
TOTAL CURRENT ASSETS	735 464	822 469
FIXED ASSETS, at cost:		
Leasehold improvements	265 672	-
Office equipment	145 104	5 029
TOTAL FIXED ASSETS	410 776	5 029
Less accumulated depreciation	(195 694)	(1 006)
NET FIXED ASSETS	215 082	4 023
INTANGIBLE ASSETS:		
Customer lists	62 541	-
Less accumulated amortization	(25 415)	-
TOTAL INTANGIBLE ASSETS	37 126	-
TOTAL ASSETS	$ 987 672	$ 826 492

LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 11 503	$ 10 488
Accrued retirement contribution	123 771	106 810
Income taxes payable	5 500	1 269
Deferred income taxes	16 500	17 000
Due to shareholder	667 306	561 225
TOTAL LIABILITIES	824 580	696 792
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding	10 000	10 000
Less treasury stock (5,000 shares at par value)	(5 000)	(5 000)
Retained earnings	158 092	124 700
TOTAL STOCKHOLDERS' EQUITY	163 092	129 700
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 987 672	$ 826 492

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF INCOME
For the Years Ended June 30, 2013 and 2012

	2013	2012
REVENUE:		
Commissions and fees	$1 965 029	$1 782 584
Investment income	4 016	595
Unrealized gain (loss) on investments	3 036	(789)
	1 972 081	1 782 390
EXPENSES:		
Directors fees	60 000	65 552
Salaries and benefits	1 442 949	1 166 463
Independent contractors	960	2 371
Payroll processing	1 745	2 229
Repairs	2 846	1 302
Rents	119 000	91 500
Payroll taxes	46 739	53 475
Advertising	48 872	66 494
Printing and publications	1 621	4 032
Insurance	9 558	19 925
Retirement contribution	71 560	99 404
Retirement plan fees	1 824	1 834
Accounting fees	29 854	34 075
Fees and licenses	18 295	12 440
Telephone	7 710	9 262
Office supplies and postage	11 378	21 362
Computer expense	22 504	16 874
Meeting expense	5 399	8 829
Travel and mileage	9 495	4 763
Meals and entertainment	1 046	2 706
Interest expense	7 071	3 962
Depreciation	6 900	1 006
Miscellaneous	4 155	4 714
	1 931 481	1 694 574
Income before income taxes	40 600	87 816
Income tax expense	7 208	21 900
NET INCOME	$ 33 392	$ 65 916

The accompanying notes are an integral part of the financial statements

GOOGINS & ANTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2013 and 2012

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2011	$ 10,000	$ (5,000)	$ 58,784	$ 63,784
Net income	-	-	65,916	65,916
Balance, June 30, 2012	10,000	(5,000)	124,700	129,700
Net income	-	-	33,392	33,392
Balance, June 30, 2013	$ 10,000	$ (5,000)	$158,092	$163,092

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 33 392	$ 65 916
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	6 900	1 006
Unrealized (gain) loss on investment	(3 036)	789
Receivables	372	(464)
Accounts payable	1 015	10 488
Due to affiliates	-	(69 155)
Accrued retirement contribution	16 961	106 810
Income taxes	3 731	15 369
Total adjustments	25 943	64 843
Net cash provided by operating activities	59 335	130 759
CASH FLOWS FROM INVESTING ACTIVITIES,		
Purchase fixed assets	(217 959)	-
Purchase intangible assets	(37 126)	(5 029)
Net cash used for investing activities	(255 085)	(5 029)
CASH FLOWS FROM FINANCING ACTIVITIES,		
Increase due to stockholders	106 081	561 225
NET INCREASE (DECREASE) IN CASH	(89 669)	686 955
CASH AND CASH EQUIVALENTS, beginning of year	815 089	128 134
CASH AND CASH EQUIVALENTS, end of year	$ 725 420	$ 815 089

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions Receivable
Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectable by the time the financial statements are issued.

Equipment and depreciation
Property and equipment is stated at cost. Depreciation is computed over estimated useful lives of the assets using the straight-line method. Depreciation expense totaled $6,900 and $1,006 for the years ended June 30, 2013 and 2012, respectively.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Intangible Assets
Intangible assets are stated at cost and are amortized using the straight-line method over 15 years.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Marketable equity securities held by the Company at June 30, 2013 and 2012, consist of 300 shares of NASDAZ OMX Group common stock which is valued at the unadjusted quoted prices in active markets for identical assets (*Level 1*) at year-end.

January 31, 2013	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 9,837

January 31, 2012	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 6,801

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2013 and 2012, respectively, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2013 and 2012, was $161,616 and $128,101, and aggregate indebtedness was $824,580 and $696,792, respectively. The ratio of aggregate indebtedness to net capital at June 30, 2013 and 2012, was 5.1 to 1 and 5.4 to 1, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

On June 30, 2013, the Company purchased certain assets of an affiliated company at net book value. The assets purchased are summarized as follows:

	Original Cost	Accumulated Depreciation Amortization	Net Book Value
Leasehold improvement	$ 265,672	$ 54,430	$ 211,242
Office equipment	134,783	133,358	1,425
Customer lists	62,541	25,415	37,126
	$ 462,996	$ 213,203	$ 249,793

The assets were placed in service on July 1, 2013, and the Company will commence depreciation and amortization of the assets as of that date. These assets are included on the Statement of Financial Condition as fixed assets and intangible assets.

NOTE 5 - OPERATING LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company's operating facility is leased from a stockholder of the Company under a verbal lease agreement. Rent expense totaled $119,000 and $91,500 for the years ended June 30, 2013 and 2012, respectively.

NOTE 6 - PROFIT SHARING AND 401(k) SAVINGS PLAN

The Company maintains a profit sharing pension plan which covers all employees who meet eligibility requirements.

A feature of the profit sharing pension plan allows employees of the Company to participate in a 401(k) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company makes matching contributions equal to 3 percent of eligible employee salaries.

Retirement contribution expense totaled $71,560 and $99,404 for the years ended June 30, 2013 and 2012, respectively.

NOTE 7 - INCOME TAXES

The Company has adopted the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized the financial statements. The application of the provisions of FIN 48 did not result in the creation of unrecognized tax benefits as of June 30, 2013 or 2012.

The Company files federal and Wisconsin tax returns. The Company is no longer subject to federal and Wisconsin income tax examinations by tax authorities for the years before 2009.

The Company's income tax expense for the years ended June 30, 2013 and 2012, consist of the following:

	2013	2012
Taxes currently payable	$ 7,708	$ 4,900
Deferred taxes	(500)	17,000
Income tax expense	$ 7,208	$ 21,900

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through August 14, 2013, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Report of Independent Accountants on
Supplementary Information Required by Rule 17A-5
of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying financial statements of Googins & Anton, Inc. as of and for the years ended June 30, 2013 and 2012, and have issued our report thereon dated August 14, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co. Inc.

Middleton, Wisconsin
August 14, 2013

GOOGINS & ANTON, INC.

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2013**

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 163,092
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15C3-1(f) other securities)	(1,476)
NET CAPITAL	$ 161,616

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2013

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 161,616
Net capital requirement	$ 5,000
Excess net capital	$ 156,616
Excess net capital at 1000% (net cap-10% of AI)	$ 79,158

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 824,580
Percentage of aggregate indebtedness to net capital	510.21%

GOOGINS & ANTON, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2013

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 181,820
Audit adjustments:	
Accounts payable	(11,504)
Income taxes	(8,700)
Net capital as currently reported on Schedule I	$ 161,616

SCHEDULE III

GOOGINS & ANTON, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2013

The Company is exempt from Rule 15C3-3 under paragraph(k)(2)ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

GOOGINS & ANTON, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2013

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph(k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In planning and performing our audit of the financial statements of Googins & Anton, Inc. for the year ended June 30, 2013, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures following by Googins & Anton, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended June 30, 2013. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Middleton, Wisconsin
August 14, 2013

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Googins & Anton, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Googins & Anton, Inc.'s compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Googins & Anton, Inc.'s management is responsible for Googins & Anton, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the quarters ended September 30, 2012, December 31, 2012, March 31, 2013, and June 30, 2013, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Googins & Anton's Statement of Income/Loss supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

August 14, 2013

Weinberg & Co.